UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2012

China Kanghui Holdings

No. 11 North Changjiang Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medtronic China Kanghui Holdings (formerly known as China Kanghui Holdings)

Date: November 1, 2012	By:	/s/ Chad Cornell
	Name:	Chad Cornell
	Title:	Sole Director

NEWS RELEASE

Contacts:
Cindy Resman	Jeff Warren
Public Relations	Investor Relations
763-505-0291	763-505-2696

FOR IMMEDIATE RELEASE

Medtronic Completes Acquisition of China Kanghui Holdings

Accelerates Globalization and Company’s Overall Position in Global Orthopedics Market

MINNEAPOLIS, Nov. 1, 2012 – Medtronic, Inc. (NYSE: MDT) announced today that it has completed its acquisition of China Kanghui Holdings (NYSE: KH), a leading provider of orthopedic devices in China. Under the terms of the agreement announced on Sept. 27, 2012, Medtronic will pay approximately $816 million in cash ($30.75 per American depository share). The total value of the transaction, net of Kanghui’s cash, is expected to be approximately $755 million. Kanghui’s shareholders approved the transaction at a meeting of the company’s shareholders held yesterday and all of the other conditions to the completion of the transaction have been satisfied.

“Kanghui is an excellent fit for Medtronic, accelerating our corporate strategies of globalization and economic value through a leading presence in China, a strong orthopedics product portfolio, and an exceptional management team,” said Chris O’Connell, executive vice president and president of Medtronic’s Restorative Therapies Group, including the Spine, Neuromodulation, Diabetes, and Surgical Technologies businesses. “The integration of Kanghui provides Medtronic a strong position in China’s rapidly expanding orthopedics segment, as well as a high potential platform for development of a global value segment in orthopedics.”

Kanghui will continue to be led by its current management team under Libo Yang, making it the first fully-integrated Medtronic business unit headquartered outside the United States.

“We look forward to leveraging the scale and expertise of Medtronic to pursue growth opportunities in China and other emerging markets, as well as bringing our leading position, strong sales and marketing teams, and local manufacturing and R&D to the combined organization,” said Libo Yang, vice president and president of the new Medtronic Kanghui business unit.

Since its founding in 1997, Kanghui has become a leading Chinese manufacturer and distributor of orthopedic products. Its strong portfolio includes new products in trauma, spine and joint reconstruction, and complements Medtronic’s existing leadership positions in the spine, neuromodulation, neurosurgery, advanced energy and surgical navigation categories.

ABOUT KANGHUI

Kanghui was founded in 1997 and is headquartered in Changzhou. Kanghui announced today that it requested that trading of its American depositary shares on the NYSE be suspended. Kanghui has requested that the NYSE file Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of Kanghui’s American depositary shares from NYSE and the deregistration of the Company’s registered securities. Kanghui intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended by promptly filing Form 15 with the SEC.

ABOUT MEDTRONIC

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology – alleviating pain, restoring health and extending life for millions of people around the world.

This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include expectations regarding benefits to Medtronic’s operations as a result of the closing of the Kanghui acquisition. The statements in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks related to the integration of Kanghui’s operations into Medtronic’s Restorative Therapies Group, the anticipated future benefits (including cost savings and other synergies) resulting from the acquisition of Kanghui or that such benefits may not be fully realized or may take longer to realize than expected, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, general economic conditions and other risks and uncertainties set forth in Medtronic’s and Kanghui’s periodic reports on file with the SEC including, but not limited to, Medtronic’s Annual Report on Form 10-K for the year ended April 27, 2012 and Kanghui’s Annual Report on Form 20-F for the year ended December 31, 2011. Actual results may differ materially from anticipated results. Medtronic disclaims any obligation to update or revise statements contained in this release based on new information, future events or otherwise.

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